Room 4561
      September 26, 2005


David R. Wells
Vice President, Finance
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive
Suite 650
Redwood City, California 94065
(650) 232-2600

Re: 	Powerhouse Technologies Group, Inc.
      Form 10-KSB for the fiscal year ended March 31, 2005
      Filed July 28, 2005
      File No. 333-5278-NY

Dear Mr. Wells:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended March 31, 2005

Financial Statements

Report of Independent Registered Accounting Firm, page F-26

1. We note that the report issued by BDO Seidman, LLP on June 13, 2005 includes an audit opinion on the results of operations and cash flows for the three years ended March 31, 2005. However, the first paragraph of the report indicates that BDO Seidman, LLP only audited the year ended and the period from May 16, 2002 (inception) to March
31, 2005.  Please reconcile these statements in the audit report.

Notes to the Consolidated Financial Statements

Note 3. Acquisition of First Person Software, Inc., page F-38

2. We note that in June 2004 you acquired the remaining 51% of First
Person. You indicate that the transaction was treated as an asset purchase for accounting purposes. Explain how you considered the guidance in EITF 98-3 in determining that First Person was not a business and the transaction should not be accounted for as a business combination under SFAS 141. We note from your Form 8-K/A filed October 18, 2004 that First Person was a development stage company, however it appears that First Person had commenced their planned principal operations.

3. You indicate that you recorded the transaction as an asset purchase in order to allocate the deferred tax liability to the assets acquired. Please clarify this statement. Also provide us with your analysis in determining that a deferred tax liability of $1,547,000 arose from this transaction.


Note 8. Stockholders` Equity, page F-44

4. We note that you recorded deemed dividends of $4,230,400 and $821,995 to eliminate the discount and accrete the allocated fair value of the Senior A Preferred Stock and Junior A Preferred Stock to their respective carrying values. Explain the basis for this accretion and how you considered the guidance in EITF Topic D-98, which indicates that if a security is not redeemable currently, and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.


*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Melissa Walsh at (202) 551-3224 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief





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David R. Wells
Powerhouse Technologies Group, Inc.
September 26, 2005
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